SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Anchiano Therapeutics Ltd.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

Anchiano Therapeutics Ltd. (the “Registrant”) announces that it will hold its 2019 Annual General Meeting of Shareholders (the “Meeting”) at its executive offices at 1/3 High-Tech Village, Givat Ram, Jerusalem, 9139102 Israel, on Tuesday, July 2, 2019 at 4:00 p.m. (Israel time). The Registrant will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the record date for the Meeting. A copy of the notice announcing the Meeting is attached hereto as Exhibit 99.1. A copy of the proxy statement is attached hereto as Exhibit 99.2 and a copy of the proxy card is attached hereto as Exhibit 99.3.

Exhibit No.	Description of Exhibit

99.1	Notice of the Meeting

99.2	Proxy Statement dated May 28, 2019

99.3	Proxy Card

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anchiano Therapeutics Ltd.

By:	/s/ Dr. Frank G. Haluska
Dr. Frank G. Haluska
Chief Executive Officer

Dated May 28, 2019